Exhibit 99.1

Steakholder Foods™ announces Omakase Beef Morsels, a first-of-
its-kind, highly marbled 3D-printed 100% cultured beef cut

The new product is a result of the company’s recently filed patent for 3D-bioprinting technology which allows unprecedented marbling control within a consolidated structure

Rehovot, Israel, September 7, 2022 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: $MITC) an international deep-tech food company at the forefront of the cultured meat industry, is pleased to introduce Omakase Beef Morsels, a revolutionary, richly marbled structured meat product developed using a unique 3D-printing process.

Omakase Beef Morsels (Photo credit: Shlomi Arbiv)

Inspired by the marbling standard of Wagyu beef, Omakase Beef Morsels are an innovative culinary achievement elegantly designed as a meat lover’s delicacy for premium dining experiences.

The product is made up of multiple layers of muscle and fat tissue, which have been differentiated from bovine stem cells, and showcases the technology’s unprecedented control and flexibility. Each layer is printed separately using two different bio-inks – one for muscle and one for fat. The layers can be printed in a variety of muscle/fat sequences which affects the juiciness and marbling of the cut.

Steakholder Foods’ technology can print the product with any shape, width and marbling ratio and even exceed the marbling precision reminiscent of the Wagyu beef standard. It can also provide unprecedented product consistency at scale.

The company’s provisional patent, “stacked, multi-layered meat-emulating consumable,” is the result of cutting-edge bio-convergence with intensive collaboration between its 3D-printing engineers and cellular biologists.

This technological achievement, which follows a series of ongoing advancements in the company’s development of printed whole cuts of meat, will likely position Steakholder Foods on the frontline of the market once a regulatory road map is established by the Food and Drug Administration.

Some of the company’s advancements over the past year:

•	Largest ever 3.67 oz (104 grams) printed cultured steak

•	Significant progress with acceleration and enhancement of muscle fiber formation to mirror key characteristics of farm-raised meat

•	Development of unique multiple-nozzle modular printing head that can produce complex meat products with pinpoint precision at an industrial rate of production without impacting cell viability

•	Patent based on the development of systems and methods for applying external forces to muscle tissue that result in the creation of high-quality complex structured meat

Arik Kaufman, Steakholder Foods’ Chief Executive Officer: “This product marks a major breakthrough for us and for the cultured meat sector in general. It is the result of a lot of hard work and our desire to attain the highest standard of meat possible through bioprinting and cell cultivation processes. It also marks a significant milestone in our quest to perfect the “holy grail” of meat — steak.

We see Omakase Beef Morsels at the intersection of food, technology and fine art. We want to inspire chefs around the world to create mouthwatering culinary masterpieces and unforgettable dining experiences.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formally MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements
This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Food’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Steakholder Foods Press Contact:	Steakholder Foods Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040